390 Interlocken Crescent. Suite 900
Broomfield, Colorado 80021

                                 January 27, 2006

Mr. Brad Skinner
Accounting Branch Chief
United States
Securities and Exchange Commission
Room 4562
Washington, D.C. 20549

Re:   Cardinal Communications, Inc.
      Form 10-KSB for the Fiscal Year Ended December 31, 2004
      Filed March 31, 2005
      Form 10-QSB for the Fiscal Quarter Ended June 30, 2005
      Filed August 18, 2005
      File No. 1-15383

Dear Mr. Skinner,

Thank you very much for your comments. We also spoke with Mr. Kouninis regarding the ZKID Network Co. (ZKID) shares and believe we now understand your position.

Comment 1.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2005

Notes to Consolidated Financial Statements

Marketable Securities and Comprehensive Loss, page 15

1.
We note your response to our previous comment number 3. However, it is unclear to us why you believe that the decline in the fair value of ZKID Network shares is temporary and the related loss is unrealized. In this regard, we note that the fair value of the ZKID shares has recently declined to $0.003 per share and the amount of shares that ZKID would need to issue in satisfaction of this arrangement may be prohibitive. In view of these factors, please describe to us the evidence that you relied on in determining that the decline in value is only temporary. In addition, identify the relevant authoritative literature and explain how you comply with the literature.

Response 1.

As a business we have always believed in the product we sold ZKID, a safe internet browser. We believed that with good positioning of the product, ZKID would be more valuable to the public market. Please note Attachment 1, a recent press release related to the technology. Unfortunately, ZKID has been unable to profitably utilize their assets, including the assets we sold them in May of 2004. At this point in time we agree with you that our held ZKID stock has been permanently impaired and that any recourse we have with ZKID Network, Co. would be unsatisfactory.

Historically we have matched the stock market-to-market and in 2005 recorded the difference as unrealized loss.

Taking a reasonable look at fluctuations in the stock in 2004 it was not permanently impaired as of December 31, 2004. Our basis is 15 cents per share and the share price was as high as 13.4 cents a share in December 2004.

During the first through three quarters of 2005 the stock moved erratically between a high of 6.2 cents to a low of .92 cent ($0.0092) per share. At the end of the third quarter 2005 we still believed it was only a temporary change because the assets we sold ZKID were still not being utilized.

By the fourth quarter of 2005, ZKID finally attempted to utilize the safe Internet browser technology we sold them in 2004 and at this time they are not getting any increase with their customer base, nor the capital market. On December 30, 2005 their closing price was .32 cent a share ($0.0032). At this time we believe the ZKID stock is permanently impaired and we will take a 2005 expense to our income statement. In recording the impairment we will reduce our basis to .32 cent a share and believe this is an appropriate carrying basis at this time.

The relevant authoritative literature for this decision is the FASB STAFF POSITION, FSP FAS 115-1 and FAS 124-1 posted on November 3, 2005. Step 1: Determine Whether an Investment is Impaired - the current stock price is less than our basis, so the stock is impaired. Step 2: Evaluate Whether an Impairment Is Other Than Temporary - with our knowledge of their assets we believed that once the assets were marketed, ZKID’s stock price would increase and we would sell for a profit. In the fourth quarter of 2005, the assets were publicized to their potential customers and the share price is not increasing. Step 3 : If the Impairment Is Other Than Temporary, Recognize an Impairment Loss Equal to the Difference between the Investor’s Cost and Its Fair Value - in the fourth quarter of 2005 we will recognize the permanent loss on ZKID’s stock and write down our basis to its market value on December 31, 2005.

Cardinal Communications, Inc. Response to Securities and Exchange Commission
 Comments Dated January 18, 2006

We will be holding on to ZKID’s stock into the second quarter of 2006, just to see if they can turn their company around the way we believe they can.

Sincerely,

/s/ Ronald S. Bass

Ronald S. Bass
Principal Accounting Officer

Cardinal Communications, Inc. Response to Securities and Exchange Commission
 Comments Dated January 18, 2006

Statement of Responsibility

In connection with our responses to the Securities and Exchange Commission comments, we the Company of Cardinal Communications, Inc. acknowledge:

We are responsible for the adequacy and accuracy of the disclosures in our financial reporting and public filings;

We further acknowledge Securities Exchange Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

We further acknowledge that Cardinal Communications, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: January 27, 2006	By: /s/ Edouard A. Garneau
Name: Edouard A. Garneau
Title: Chief Executive Officer

Date: January 27, 2006	By: /s/ Ronald S. Bass
Name: Ronald S. Bass
Title: Principal Accounting Officer

Cardinal Communications, Inc. Response to Securities and Exchange Commission
 Comments Dated January 18, 2006

Attachment 1

Press Release Source: ZKid Network Co.

ZKid Network Co. Is the Solution to the Horrific NBC Dateline Special on Child Internet Predators

Wednesday November 9, 9:55 am ET

CHICAGO, Nov. 9 /PRNewswire-FirstCall/ -- ZKid Network Co. (OTC Bulletin Board: ZKID - News) asks the question what does a school teacher, a doctor, and a rabbi have in common. The answer is that they all were caught as child predators on the internet in the thoughtful and frightening NBC Dateline story dealing with predatory adults on the internet. Once again ZKid Network Co. offers itself up as the solution to this terrible problem. ZKid Network's safe web browser with more than 13,000 approved sites and safe enclosed e-mail prevents this kind of predatory behavior from happening again and again. Unsecured chat rooms and e-mail is one of the chief causes of this problem. ZKid Network Co. is a Virtual Private Community with internet lockdown, built in parental controls, a parental administration panel with different security settings and no chat rooms or instant messenger. ZKid Network Co. keeps our children safe, educated and entertained at all times. ZKid once again offers its affordable software to the computer hardware industry, ISPs, schools, faith based organizations and libraries across the United States with one message: help keep our children safe on the internet.

ZKid Network Co. CEO, Donald Weisberg, said, "When will the public quit paying lip service to this horrible problem and wake up and confront it? We at ZKid Network Co. have the solution and will make it as affordable as possible for everyone to use. After listening over the last few days to celebrities decrying the problem, I say to them, if you are truly interested in saving our children from internet predators, contact ZKid Network Co. and truly help promote safe internet to our children."

About ZKid Network Co.

ZKid Network is committed to providing a safe Internet experience for families. The Company has developed a fun, interactive, and educational Internet browser suite with exclusive access to a kids' community that children love. Parents and guardians love the industry best safety features that give them the peace-of-mind knowing that they have taken the important step towards protecting their children while online. ZKid Network Co. has evolved into a multi-platform technology company, specializing in proprietary mobile applications geared to both the adult and youth market. Also, ZKid Network Co. is a provider of cutting edge multi-cultural digital content. ZKid Network Co. provides entertainment, celebrity interviews, and music from its library of unsigned artists to the powerful tween market. ZKid markets its content through interactive digital technology and mobile applications.

Cardinal Communications, Inc. Response to Securities and Exchange Commission
 Comments Dated January 18, 2006

http://www.zkidnetwork.com

For investor information, visit our new website at http://www.zkidnetwork.com or call Donald Weisberg @ 847-509-4200.

Safe Harbor Provisions:

Safe Harbor Act Notice... This release may contain forward-looking statements that involve risks and uncertainties, including without limitation, acceptance of the Company's products, increased levels of competition, product and technological changes, the Company's dependence on financing and third party suppliers, and other risks detailed from time to time in the Company's federal filings, annual report, offering memorandum or prospectus. Specifications are subject to change without notice.

Source: ZKid Network Co.

Cardinal Communications, Inc. Response to Securities and Exchange Commission
 Comments Dated January 18, 2006